UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: October, 2018

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

EXPLANATORY NOTE

On October 19, 2018, Algonquin Power & Utilities Corp. (the “Company”) filed a copy of its Articles of Incorporation on SEDAR in Canada.  This Form 6-K furnishes such information on EDGAR.  This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8s (Nos. 333-177418, 333-213648, 333-213650 and 333-218810), Form F-10s (No. 333-216616 and 333-227245), Form F-3Ds (No. 333-220059 and 333-227246) and Form 8-A (No. 37946) and be deemed a part thereof from the date on which this report is furnished, except to the extent superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
3.1	Restated Articles of Algonquin Power & Utilities Corp., as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (registrant)

Date: October 22, 2018	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer